Exhibit 99.2

KPMG LLP

600 de Maisonneuve Blvd West
Suite 1500, Tour KPMG

Montréal (Québec) H3A 0A3
Tel. 514-840-2100

Fax. 514-840-2187

www.kpmg.ca

Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

The Office of the Superintendent of Securities (Prince Edward Island)

May 21, 2021

Dear Sirs/Madams:

Re: Notice of Change of Auditors of PyroGenesis Canada Inc.

We have read the Notice of PyroGenesis Canada Inc. dated May 21, 2021 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International

Limited, a private English company limited by guarantee.

KPMG Canada provides services to KPMG LLP.